Exhibit 99.1

BTQ Technologies' MIMIQ™ Emulator Now Available to More Than 35,000 Quantum Developers on qBraid

  Large-Scale Quantum Emulation: MIMIQ™ enables simulation of circuits with thousands of qubits and millions of gates, for circuits whose structure is suited to Matrix Product State (MPS) techniques.

  Expanding Developer Access: The integration makes MIMIQ available through qBraid's managed API, bringing its quantum emulation capabilities to qBraid's community of more than 35,000 developers.

  Advancing Quantum Software Development: Developers can validate algorithms, benchmark and optimize quantum hardware performance and error-correction protocols, and explore circuits beyond the practical limits of conventional exact simulation.

VANCOUVER, BC, Oct. 29, 2026 /CNW/ -- BTQ Technologies Corp. (the "Company" or "BTQ") (Nasdaq: BTQ) (Cboe CA: BTQ), a quantum technology company focused on accelerating the transition from classical networks to the quantum internet, today announced that MIMIQ™, its large-scale quantum emulator developed by wholly owned subsidiary QPerfect, is now available to users of qBraid, a platform that gives developers access to a range of quantum devices and simulators, through qBraid's managed API.

Standard state-vector simulators run into a memory wall at a few dozen qubits, because memory requirements double with every qubit. MIMIQ™ pairs optimized state-vector emulation with Matrix Product State (MPS) techniques, a compressed representation of quantum states that sidesteps this barrier as long as entanglement stays limited. MIMIQ™ can simulate up to thousands of qubits and millions of gates. (Leonteva et al., Comparative Benchmarking of Utility-Scale Quantum Emulators).

The integration brings that scale to qBraid's community of more than 35,000 developers. For five consecutive years, qBraid has also been the official development platform of MIT's iQuHACK, the university's annual quantum hackathon. With MIMIQ™, developers can:

  Validate algorithms at sizes closer to real hardware before using QPU time
  Study noise effects and test error correction protocols at scale
  Explore circuits beyond the reach of exact statevector emulation using Matrix Product State (MPS) with controlled truncation error.

Users submit circuits to MIMIQ™ from qBraid Runtime through qBraid's managed API, with no MIMIQ™ infrastructure to set up. The Provider Plugin that connects the two is open source under the Apache License 2.0 and builds on QPerfect's open-source mimiqcircuits-python library.

"Quantum computing requires more than advances in hardware. Developers need the software infrastructure to design, test, and validate increasingly complex quantum algorithms," said Olivier Roussy Newton, CEO of BTQ Technologies. "By bringing MIMIQ to qBraid's developer community, we're expanding access to large-scale quantum emulation and supporting the development of the broader quantum computing ecosystem. This collaboration reflects our strategy of building the infrastructure needed to advance quantum computing from research toward practical applications."

"At QPerfect, we build the full software stack quantum teams need to get from algorithm to hardware, and emulation at scale is one essential step on that path. Developers are designing circuits too large for exact statevector emulation, and they need to test them before hardware time is available. qBraid's community already builds and tests quantum software on the platform, and MIMIQ™ is now a few lines of code away for them. We're excited to see what they build," said Philippe Blot, CEO of QPerfect.

"Developers on qBraid are increasingly working at scales that exact simulation can't reach, and many of them now build alongside AI agents that design, test, and iterate on circuits for them. MIMIQ gives both a place to run those circuits before they ever touch hardware, through the same SDK they already use for every other device on qBraid. We're excited to bring QPerfect's emulation technology to our community," said Ryan Hill, CTO, qBraid.

See It at Q2B Chicago

Learn more at Quantum Developer Day (quantumdeveloperday.com), hosted by qBraid on December 7, 2026, at the Microsoft Innovation Hub in Chicago, and at Q2B26 x Chicago Quantum Summit, December 8–10, 2026.

About qBraid
qBraid is a cloud platform for quantum software development, used by more than 35,000 developers across over 100 countries and 2,000+ universities and research institutions, alongside national labs and enterprise teams. Through a single open-source SDK, qBraid gives developers access to quantum hardware from leading providers, high-performance simulators, and on-demand GPU and CPU compute, with integrated agentic tooling that lets AI agents run quantum workloads directly on the platform.

Learn more at qbraid.com, or follow qBraid on YouTube, LinkedIn, and X/Twitter.

About QPerfect
QPerfect, a wholly owned subsidiary of BTQ Technologies, is a French quantum computing company based in Strasbourg, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logic Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ™, forms the first layer of the QLU™ and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility -- surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io.

About BTQ Technologies Corp.
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Building Trusted Quantum Technologies.

Connect with BTQ: Website | LinkedIn | X/Twitter

Trademarks

MIMIQ™ and QLU™ are trademarks of QPerfect SAS. [All other names are the property of their respective owners.]

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Information

Certain statements in this news release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements or information.

Forward-looking statements and information in this release include, but are not limited to, statements concerning: the Company's business plans and strategic objectives relating to QPerfect and its MIMIQ™ quantum emulation platform; the integration and availability of MIMIQ through qBraid's platform and managed API; the anticipated functionality, accessibility, performance, scalability, and benefits of the integration for quantum software developers and researchers; the ability of MIMIQ to simulate or emulate quantum circuits of varying sizes and complexity, including circuits involving thousands of qubits and millions of gates under certain conditions; the anticipated use of MIMIQ for quantum algorithm development, testing, benchmarking, and error-correction research; the potential adoption and utilization of MIMIQ by qBraid users and the broader quantum computing community; the expected benefits of providing access to MIMIQ through qBraid's existing development environment; the continued development, enhancement, and commercialization of QPerfect's quantum computing software and emulation technologies; the development of QLU™, including its anticipated functionality and targeted future release; the potential expansion of the collaboration between QPerfect and qBraid; the companies' anticipated participation in industry events, including Q2B Chicago; and the development and adoption of quantum computing technologies and related software infrastructure. Forward-looking statements and information can often be identified by words such as "anticipate," "intend," "expect," "plan," "aim," "may," "will," "target," and similar expressions.

The Company has made assumptions underlying these forward-looking statements and information, including, among other things: the continued cooperation of QPerfect and qBraid; the successful operation, maintenance, and potential enhancement of the MIMIQ integration; the technical feasibility, functionality, and performance of MIMIQ under applicable simulation conditions; the compatibility of MIMIQ with qBraid's platform, managed API, and existing development tools; the availability of necessary computing infrastructure and technical resources; the continued development and improvement of QPerfect's quantum emulation technologies; the successful advancement of QLU and other software development initiatives; the availability of necessary technical, financial, and commercial resources; continued interest in quantum computing research and software development; demand for quantum simulation and emulation solutions; the performance of relevant technology providers and counterparties; and general business and economic conditions and developments in quantum computing technologies. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that these assumptions and the expectations reflected in the forward-looking statements and information are reasonable as of the date of this release, there can be no assurance that such statements or information will prove to be accurate. Actual results may differ materially due to risks and uncertainties, including: the integration or collaboration being delayed, modified, interrupted, or discontinued; technical difficulties affecting the operation, performance, accessibility, or scalability of MIMIQ through qBraid; actual simulation performance differing from anticipated results depending on circuit structure, complexity, hardware resources, or other technical conditions; limitations inherent in quantum simulation and emulation technologies; lower-than-anticipated adoption or utilization by developers and researchers; integration, compatibility, or infrastructure challenges; delays or difficulties in developing, testing, or commercializing QPerfect's software technologies, including QLU; anticipated product development milestones or release targets not being achieved; cybersecurity incidents, software defects, or service interruptions; changes in the competitive landscape for quantum computing software and emulation platforms; slower-than-expected development or adoption of quantum computing technologies; the availability of financing, computing resources, and qualified personnel; the speculative nature of the Company's research and development programs; changes in quantum computing architectures, technical requirements, or industry standards; counterparties not performing their anticipated roles or obligations; anticipated strategic, technical, or commercial benefits not being realized; changes in general economic conditions or financial markets; and other risk factors described in the Company's public disclosure filings from time to time.

The foregoing list of risks is not exhaustive. Readers are cautioned not to place undue reliance on forward-looking statements or information. Such statements and information are made as of the date of this news release, and the Company does not undertake to update them except as required by applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/btq-technologies-mimiq-emulator-now-available-to-more-than-35-000-quantum-developers-on-qbraid-302923294.html

SOURCE BTQ Technologies Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2026/29/c3996.html

%CIK: 0001821866

For further information: For further information: E: desk@btq.tech; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.tech

CO: BTQ Technologies Corp.

CNW 07:30e 29-OCT-26